antisense THERAPEUTICS

12g3-2(b) file number: 82-34841

16 July 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sir/Madam

Re: Antisense Therapeutics Limited

Please find attached copies of documents lodged with the Australian Stock Exchange (ASX).

Date of Announcement/Lodgement	To:	Title	No of pages
22 June 2007	ASX	ATL1102 Phase IIa Trial Update	1
11 July 2007	ASX	Response to Share Price Query	4

Yours sincerely

Mark Diamond
Managing Director

Encls.

antisense
THERAPEUTICS

22 June 2007

ATL1102 Phase IIa Multiple Sclerosis Trial Update

Antisense Therapeutics Limited (ASX:ANP) is pleased to announce that it has now enrolled 40 patients into its Phase IIa Multiple Sclerosis (MS) trial - half the quota of patients anticipated for this trial.

ANP is also pleased to report that it has recently received approval in Poland to initiate new trial sites. The Company is currently enrolling this 80 patient trial to assess the safety and efficacy of ATL1102 in relapsing-remitting MS patients in 6 countries (Poland, Czech Republic, Bulgaria, Romania, Slovak Republic and Germany). The Company has one further clinical trial application under review by the Russian regulatory authority.

Mark Diamond, CEO of ATL commented "we are very pleased with the way the study is progressing. Since successfully expanding the trial to include high quality clinical trial centers in Eastern Europe patient enrolment into the trial has ramped up considerably. The Company remains committed to its objective of completing the study in time for study results to be reported by the end of the year. We will look to confirming this timeline over the next few months as the new trial sites are initiated and patient enrolment progresses".

About ATL1102 for MS

ATL1102 is a second generation antisense inhibitor of CD49d, a subunit of VLA-4 (Very Late Antigen-4), and is currently in Phase IIa clinical trials as a treatment for MS. In inflammation, white blood cells (leukocytes) move out of the bloodstream into the inflamed tissue, for example, the CNS in MS, and the lung airways in asthma. The inhibition of VLA-4 may prevent white blood cells from entering sites of inflammation, thereby halting progression of the disease. VLA-4 is a clinically validated target in the treatment of MS. Antisense inhibition of VLA-4 has demonstrated positive effects in a number of animal models of inflammatory disease including MS, the MS animal data having been published in a peer reviewed scientific journal.

ATL1102 Phase IIa Study Design Summary

The study is a multi-centre, randomized, double-blinded, placebo-controlled clinical trial, in approximately 80 patients with relapsing-remitting MS. Patients receive either ATL1102 or placebo over eight weeks. The goal of the Phase IIa trial is to obtain preliminary evidence of the drug's effectiveness. This is assessed by using MRI (magnetic resonance imaging) indices. MRI's are conducted at monthly intervals over the 8 week dosing period and at monthly intervals for a further 8 weeks following completion of dosing.

About Antisense Therapeutics Limited

Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets.

Contact Information: Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Phillip Hains +61 3 9824 5254

antisense THERAPEUTICS

Ms. Julia Kagan
Senior Adviser, Issuers (Melbourne)
Australian Stock Exchange
Level 45, South Tower, Rialto,
525 Collins Street
MELBOURNE VIC 3000

Dear Ms Kagan,

Re Price Query

We refer to your email received on Tuesday 10th July 2007 in relation to the increase in the price of Antisense Therapeutics' shares and the increase volume of trading. We provide the following response to your queries:

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

   No.

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Not applicable.

3. Is there any reason to think that there may be a change in the net operating result attributable to members so that the figure for the full year ended 30 June 2007 would vary materially from the previous corresponding period? If so, please provide details as to the extent of the likely variation.

   Continued investment in Research & Development will be expensed in line with the Company's accounting practice which is AIFRS compliant and will reflect the increased level of activity focused on the ATL1102 Phase IIa clinical trial, as previously advised to the market..

4. Is there any reason to think that the Company may record any material abnormal or extraordinary items for the full year ended 30 June 2007? If so, please provide details.

   No.

5. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

   During the course of yesterday Antisense Theraputics limited (Antisense) became aware that on July 9 Roche and Alnylam Pharmaceuticals Inc.(Alnylam) announced that they had entered into a major alliance in which Roche obtains a non-exclusive license to Alnylam's technology platform for developing RNAi (RNA interference) therapeutics. The companies advised that the alliance could be valued at over 1 billion US dollars. On July 9 Isis Pharmaceuticals Inc (Isis), Antisense technology partner and major shareholder, announced that it will receive $26.5 million dollars from Alnylam as its portion of the upfront fees and equity premium in the recently announced transaction between Roche and Alnylam

   Refer www.roche.com and www.alnylam.com for specific details of their announcements

   In their announcement to the market, Isis advised that "this transaction underscores the value of Isis' innovation and the leadership role Isis has played in the field of nucleic acid based therapeutics". In

this same announcement John Maraganore, Ph.D., President and Chief Executive Officer of Alnylam was quoted as saying "Isis' technology and intellectual property have proven to be critical in creating siRNAs with drug-like properties. The rapid advancement of RNAi therapeutics is in part due to the pioneering work of Isis in virtually every area of oligonucleotide technology".

Both Isis and Alnylam share prices increased significantly on this news. Antisense is not a party to these transactions, however Antisense has exclusive licenses to certain Isis Intellectual Property (IP). While this is not the same IP as the subject of the Isis Alnylam collaboration, the modifications to these siRNA molecules that are quoted as providing them "drug like properties", including phosphorothioate and 2'-Ribose modifications, are features of Antisense' second generation antisense compounds such as ATL1102 for MS.

Accordingly, the Company believes that these announcements may have stimulated interest in the Company's technology platform including the IP Antisense has licenced from Isis and also its active drug development collaboration with Isis. The Company is not aware of any other explanation for the price change and increase in volume in the securities of the Company.

6. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

The Company continues to comply with all ASX Listing Rules.

Yours sincerely

Phillip Hains
Company Secretary
Wednesday 11th July 2007

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Level 45
South Tower Rialto
525 Collins Street
Melbourne VIC 3000
GPO Box 1784
Melbourne VIC 3001

Telephone 61 3 9617 8656
Facsimile 61 3 9614 0303
www.asx.com.au

10 July 2007

Mr Phillip Hains
Antisense Therapeutics Limited
Toorak VIC 3142

By e-mail only

Dear Phillip

Antisense Therapeutics Limited (the "Company") - Price Query

We have noted a change in the price of the Company's securities from 3.6 cents at the close of trading yesterday, 9 July 2007 to a high of 5 cents today. We have also noted an increase in the volume of shares traded today.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any reason to think that there may be a change in the net operating result attributable to members so that the figure for the full year ended 30 June 2007 would vary materially from the previous corresponding period? If so, please provide details as to the extent of the likely variation.

4. Is there any reason to think that the Company may record any material abnormal or extraordinary items for the full year ended 30 June 2007? If so, please provide details.

5. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

6. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by return e-mail. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before 9.30 a.m. EST) on Wednesday 11 July 2007.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely

[Sent electronically without signature]

Julia Kagan

Senior Adviser, Issuers

END